NEWS

FOR IMMEDIATE RELEASE

RUSSEL METALS DECLARES DIVIDEND FOR COMMON SHARES

TORONTO, CANADA -- May 3, 2006 --Russel Metals Inc. (RUS - TSX) announced today that it has declared a dividend in the amount of Cdn $0.35 per share on its Common Shares, payable on June 15, 2006 to shareholders of record at the close of business on May 17, 2006.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Wirth Steel and York-Ennis.

For further information, contact:
Elaine G. Toomey
Assistant Secretary
Russel Metals Inc.
(905) 819-7419
E-mail: info@russelmetals.com
Web site: www.russelmetals.com